Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 23, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Clare DeLabar

Robert Littlepage

Mitchell Austin

Jan Woo

Re:	Pride Parent, Inc.

Amendment No. 1 Draft Registration Statement on Form S-1

Submitted April 5, 2021

CIK No. 0001839439

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Paycor HCM, Inc., a Delaware corporation (formerly known as Pride Parent, Inc.) (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 19, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

April 23, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 5, 2021

Summary Consolidated Financial Data, page 15

1.

We note that you have included GAAP Gross Profit Margin on pages 78 and 79. Please expand the disclosure to include GAAP Gross Profit Margin in the Summary Selected Financial Data on page 17 as well to provide a balanced presentation of GAAP and Non-GAAP measures.

Response

In response to the Staff’s comment, the Company has expanded the disclosure to include GAAP Gross Profit Margin in the Summary Selected Financial Data on page 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Key Factors Affecting Our Performance, page 66

2.

In response to prior comment 5 you added disclosure of your effective PEPM, which you define as recurring and other revenue for the period divided by the average number of customer employees for the same period. Please further revise to clarify how you calculate average number of customer employees.

Response

In response to the Staff’s comment, the Company has further revised the disclosure on page 67 to clarify how the Company calculates average number of customer employees by adding the bolded text below:

Our “effective PEPM,” which we define as recurring and other revenue for the period divided by the average number of customer employees, which we calculate as the sum of the number of customer employees at the end of each month over the period divided by the total number of months in the period, was $15.34 and $14.59 for the nine months ended March 31, 2021 and 2020, respectively, and $14.25, $13.65 and $13.15 for the fiscal year ended June 30, 2020, the Successor 2019 Period and the Predecessor 2019 Period, respectively.

For example, if the Company were calculating the number of customer employees over a three-month period and the number of customer employees at the end of Months one, two and three were 1,800,000, 1,810,000 and 1,820,000, respectively, the average number of customer employees for such period would be calculated as follows: (1,800,000 + 1,810,000 + 1,820,000) / 3 = 1,810,000.

Securities and Exchange Commission

April 23, 2021

Financial Statements

Note 3. Revenue, page F-15

3.

We note that the renewal option represents a material right and that you state that the period of time for which the upfront fee would economically compel a client to renew is only two years despite an average client life of six years. Since the implementation fee would cover the entire client life, it does not appear to be an appropriate matching of revenue and expenses to conclude that the period for the material right is only the shorter period that would economically compel a renewal. Please explain to us what features differ in years one and two compared to subsequent years three through six that would lead you to conclude that the client is less compelled to renew after year two. Absent differential renewal option rights in years one and two compared to subsequent years, it is unclear why the period used for the nonrefundable upfront fees would differ from the average client life of six years.

Response

The Company acknowledges the Staff’s comment. As the Staff notes, the renewal option and payment of the upfront nonrefundable fee represents a material right at contract initiation. In evaluating the period over which to recognize the nonrefundable up-front fee, the Company considered the March 30, 2015 Transition Resource Group (TRG) meeting, agenda paper no. 32; Financial Accounting Standards Board (FASB) staff Q&As, question 52. Within that guidance, the upfront fee would be recognized over the service periods during which the customer is expected to benefit from not having to pay an activation fee upon renewal of service. As the Q&A indicates, the determination of the expected period of benefit requires judgment.

In evaluating the period of expected benefit, the Company considered the following:

•	The nonrefundable implementation fees are designed to reimburse the Company for client set-up activities, including loading customer data into the Company’s cloud-based modules.

•

The average annual recurring fee associated with a customer arrangement is approximately $11,500 (i.e., the recurring fees for payroll, timekeeping and HR-related cloud-based computing services). The nonrefundable implementation fee generally ranges from 5% to 15% of the initial year fee (or approximately $1,150 on average).

•	The upfront fee is a one-time fee that the Company does not receive in any future periods.

Securities and Exchange Commission

April 23, 2021

•	The Company’s agreements with customers are generally cancellable by the client on 30 days’ notice.

•

The Company’s general business practice provides for stable recurring pricing for the first two years of service. Customers generally experience a 2% to 5% price increase in each successive year of service, subject to additional negotiation with the customer as needed.

The implementation fee as a percentage of cumulative revenues is detailed by example below, which assumes a 10% implementation fee at the commencement of the arrangement and a 2% price increase in each of Years 3 through 6.

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Annual fees	$11,500	$11,500	$11,730	$11,965	$12,204	$12,448
Implementation fee	1,150	—	—	—	—	—

Total fees	12,650	11,500	11,730	11,965	12,204	12,448
Cumulative fees	$12,650	$24,150	$35,880	$47,845	$60,048	$72,496
Implementation fee as a % of cumulative fees	9.1%	4.8%	3.2%	2.4%	1.9%	1.6%

The Company’s assessment of whether an option gives rise to a material right includes both quantitative and qualitative factors. This analysis is consistent with both the notion that in identifying implied promised goods or services in a contract an entity should consider the valid expectations of the customer (consistent with ASU 2014-09 Basis of Conclusion paragraph 87) and that a customer’s perspective on what constitutes a “material right” may consider qualitative factors.

The Company considered whether the six-year average customer life was the appropriate period during which the customer was expected to benefit from not having to pay the upfront fee upon renewal of service. However, there are many factors beyond the nonrefundable implementation fee that influence customer renewals, including the quality of service, range of service offerings, and convenience of not changing providers. These factors should also be considered in determining whether the period the customer benefits from the upfront fee may be shorter than the average customer life. As such, the Company applied judgement in determining the period for which the material right exists.

The Company also considered that the market for human capital management and payroll solutions is fragmented, highly competitive and rapidly changing. Considering the competitive environment, pricing is an important consideration and one of the reasons that up-front fees are so low in relation to overall consideration. As noted in the illustrative example above, the

Securities and Exchange Commission

April 23, 2021

implementation fee as a percentage of cumulative fees rapidly declines in Year 2 and approximates only 3% of total arrangement consideration by Year 3. At these de minimis levels, the Company concluded that the implementation fees no longer constitute a material right to renew after Year 2 of the arrangement. As a result, this period of recognition was more appropriate than the average customer life. Further, the contracts are month-to-month arrangements and pricing generally begins to increase in Year 3, as illustrated in the table above. This further reduces the value of the material right to the customer and effects the customers’ decisions regarding renewal during the later years. Accordingly, the Company recognizes the implementation fee over the two-year period.

The Company’s analysis is consistent with others in its industry. Further, the Company has determined that its fact pattern is consistent with the following example from Chapter 13 – Telecommunication Entities of the AICPA Revenue Recognition Guide:

Example 13-7-19

Telecom Provider A also signs up Customer B in January. Customer B pays an activation fee of $40 and enters into a month-to-month contract for telecom services under Plan B at $75 per month. The contract automatically renews at the end of each month at the then-monthly SSP, until such time as the customer terminates the contract. Based on attrition data, Customer B has an expected life of four years. After also considering the qualitative factors of the activation fee for Customer B, Telecom Provider A determines that the upfront fee is considered to provide a material right because the discount a renewing customer receives (35% = $40/$115) is greater than what a new customer receives (zero discount) and the 35% discount is quantitatively material. Telecom Provider A determines that the service period during which Customer B is expected to benefit from not having to pay an activation fee upon renewal of the service is 12 months. Although there are no bright lines in the determination of the period over which a customer is expected to benefit from a material renewal right, Telecom Provider A makes this determination considering qualitative factors identified in paragraph 13.7.190 and the point in time at which the quantitative amount of the activation fee is considered immaterial to the total consideration paid. In this case, the amortization period for Customer B is 12 months based on Telecom Provider A’s assessment that the upfront fee of $40 is no longer material to the total consideration paid after 12 monthly payments. Therefore, Telecom Provider A recognizes the upfront fee over 12 months.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Kevin M. Frank at (312) 862-3373.

Securities and Exchange Commission

April 23, 2021

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Raul Villar, Jr.
Chief	Executive Officer, Pride Parent, Inc.